UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held its 2023 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. Eastern Time, July 5, 2023, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes. Holders of a total of 20,223,960ordinary shares (consisting of 14,726,245 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares), out of a total of 24,679,070shares (consisting of 19,181,355 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of May 11, 2023 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Re-election of Directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office, 1) for Class I directors, until the second annual general meeting of shareholders following his/her election, 2) for Class II directors, until the annual general meeting of shareholders in 2024 (the third annual general meeting of shareholders following the initial meeting in 2021), and until his/her respective successor is elected and duly qualified.

Director’s Name	For	Against	Abstain
Weiguang Yang (Class II)	85,106,205	31,779	8,574

Pei Xu (Class II)	85,106,205	31,778	8,575

John C. General (Class I)	85,089,884	47,900	8,774

Kevin Dean Vassily (Class I)	85,091,634	46,349	8,575

Dan Li (Class I)	85,091,487	46,497	8,574

2. Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, and that the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023.

For	Against	Abstain
97,091,131	92,264	8,575

3. Amendment of Amended and Restated Articles of Association

It was approved to amend the Company’s amended and restated articles of association as currently in effect (the “Existing Articles”) by deleting Article 3 in its entirety and replacing it with the new Article 3, as set forth below.

Current Article 3	New Article 3

3 Alteration of Articles

Subject to any other provision of these Articles, the Company may from time to time alter or add to these Articles by passing a Special Resolution so long as such alteration does not disparately impact the members’ voting rights.

3 Alteration of Articles

Subject to any other provision of these Articles, including but not limited to Article 9 (Variation of Rights of Shares), the Company may from time to time alter or add to these Articles by passing a Special Resolution.

For	Against	Abstain
85,088,956	47,810	9,792

4. Varying the Rights of Each Class of Shares Currently Issued by the Company

It was approved to vary the rights of each class of shares currently issued by the Company in such manner and to such extent such that all the Company’s Class B ordinary shares are designated as shares with the rights and privileges and subject to the limitations provided for  in the Company’s second amended and restated articles of association (the “Amended Articles”).

For	Against	Abstain
Class A Ordinary Shares
2,623,351	47,808	9,674

5. Adoption of the Second Amended and Restated Articles of Association

It was approved to adopt the Amended Articles, a copy of which is attached as Exhibit 3.1, as the Company’s articles of association in substitution for and to the exclusion of the Company’s Existing Articles.

For	Against	Abstain
85,089,076	48,808	8,674

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Association adopted on July 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: July 7, 2023	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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